SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Meketa Infrastructure Fund

Address of Principal Business Office:

80 University Avenue
Westwood, MA 02090
Telephone Number: (212) 802-8500

Name and address of agent for service of process:

c/o Meketa Capital, LLC
80 University Avenue
Westwood, MA 02090

With copies to:

Gregory C. Davis
Paulita A. Pike
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111-4006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Denver in the State of Colorado on the 1st day of September, 2023.

Meketa Infrastructure Fund

By: /s/ Michael Bell

Name: Michael Bell

Title: President

Attest: /s/ Derek Mullins

Name: Derek Mullins

Title: Treasurer